Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

* * *

The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

GAS NATURAL DENOUNCES ENDESA’S ATTEMPTS TO CONFUSE INVESTORS

1.      With respect to Endesa’s claims regarding “la Caixa’s” and Gas Natural’s alleged non-compliance with formal requirements relating to the ongoing Public Offer (OPA), Gas Natural maintains that Endesa’s affirmations to the U.S. Securities and Exchange Commission (SEC) lack foundation. Gas Natural will duly respond to those allegations before the competent authorities at the appropriate time.

Given that, in the context of the public offer, none of the potential consequences of Endesa’s aforementioned acts can benefit its shareholders, whose interests are the only factors that should be taken into account by management under the present circumstances, the sole explanation for this behavior is to disturb the normal course of the public offer.

Consequently, Gas Natural, who from the announcement of the public offer has maintained all necessary contacts and communications with the SEC, will continue to timely comply with all of its obligations and will take all necessary legal actions.

2.	Endesa’s actions before the SEC are illustrative of the irresponsible adversarial strategy that is being employed by Endesa’s current President and Consejero Delegado.

Gas Natural regrets that Endesa’s management constantly directs its efforts to these types of obstructive actions rather than focusing on improving the company’s profitability.

At some point, Endesa’s current management will have to respond to its shareholders for the enormous costs they are causing the company to incur with their agenda of obstructing the public offer and placing their own interests above those of their shareholders with the sole objective of depriving the Endesa shareholders of their legitimate right to decide.

3.	On October 7, 2005, it requested that Endesa’s current management publicly correct or justify the unsupported, confusing or insufficiently contextualized information that figured prominently in its declaration presented to the European Commission in an attempt to divert the transaction from the natural jurisdiction of the Spanish authorities, as well as in the October 3, 2005 presentation entitled “Response to the Hostile Public Offer” by Endesa’s Chairman and other high-ranking officials, which included, among other statements:

•	the assertion that they obtained an audit report regarding the accounting adjustments sent to the European Union authorities without any evidence of its existence or contents;

•	references to figures and levels that do not correspond to those publicly published and filed with the CNMV and the SEC and the characterization as definitive and accurate of information that, up to this moment, has been presented as provisional and contingent;

•	the formal announcement of a substantial change in Endesa’s dividend policy, at a percentage so extraordinary that it violates all guidelines and policies established by Endesa’s competent bodies in Endesa’s own corporate documents, without any evidence that such change has the requisite approval of such competent corporate bodies; and

•	lastly, the formal announcement of a new compensation structure for Endesa’s high-ranking officials, which differs from Endesa’s Corporate Governance Report, is contrary to Endesa’s Bylaws and for which there is no record of its approval by Endesa’s Hiring and Compensation Committee.

Given Endesa’s failure to reply, Gas Natural has taken this matter to the Comisión Nacional del Mercado de Valores in order for it to commence such investigations and take such corrective measures as it deems appropriate.

Barcelona, October 14, 2005

This is a translation of a Spanish language press release. In case of discrepancies, the Spanish version will prevail.